SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):     ☒ Form 10-K Form 20-F     ☐ Form 11-K     ☐Form 10-Q     ☐ Form N-SAR
For Period Ended: December 31, 2005
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended: _______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identity the items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Gateway Financial Holdings, Inc.

Full Name of Registrant
1145 North Road Street

Address of Principal Executive Officer (Street and Number)
Elizabeth City, North Carolina                               27909

City, State and Zip Code
PART II — RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
     The Company is required to comply with Section 404 of the Sarbanes-Oxley Act for the first time as of December 31, 2005. This extension of time is being required in order to provide the Company and the Company’s external auditors sufficient time to complete the tests of controls required by Section 404.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Theodore L. Salter	(252)	384-6900

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
☒ YES     ☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year end will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ YES     ☒ NO
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Gateway Financial Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 23, 2006	By:	/s/ Ted L. Salter
Chief Financial Officer